

Mail Stop 4628

May 17, 2016

<u>Via Facsimile</u>
Patricia A. Little
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

      Re: The Hershey Company
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 26, 2016
            Form 10-Q for Fiscal Quarter Ended April 3, 2016
            Filed April 29, 2016
            Response Letter Dated May 4, 2016
            File No. 001-00183

Dear Ms. Little:

      We have reviewed your May 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter.

Form 10-Q for Fiscal Quarter Ended April 3, 2016

Note 2. Business Acquisitions and Divestitures, page 9

Shanghai Golden Monkey ("SGM")

1.   You have disclosed that you acquired 80% of the outstanding shares of SGM on September 26, 2014 and contractually agreed to purchase the remaining 20% outstanding on the one year anniversary of the acquisition date. We note you recorded a liability representing the fair value of the future payment, as opposed to recording a non-controlling interest to represent the 20% ownership interest outstanding upon

consolidation. Furthermore, we note you revised the liability throughout fiscal year 2015 to reflect changes in fair value, and finally reduced the liability to $36 million according to the new agreement finalized in the fourth quarter of fiscal year 2015. Upon payment to acquire the remaining 20%, you recognized an "extinguishment gain of $26,650" in the fiscal quarter ended April 3, 2016. Please provide us with an analysis to support your accounting treatment of the 20% outstanding interest upon initial acquisition of SGM as well as the subsequent accounting for changes in fair value and gain recognition throughout fiscal year 2015 and upon payment in the first quarter of fiscal year 2016. As part of your response, tell us how you considered FASB ASC 810-10-45-15 through 17 regarding non-controlling interest and FASB ASC 810-10-45-23 regarding changes in a parent's ownership interest that do not result in a change in control of the subsidiary.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources